UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
Amendment No. 1

G REIT, Inc.
(Name of Subject Company)
G REIT, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Anthony W. (“Tony”) Thompson
G REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
(877) 888-7348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrea Biller, Esq. Triple Net Properties, LLC 1551 N. Tustin Avenue, Suite 200 Santa Ana, California 92705 (877) 888-7348	William J. Cernius, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (949) 540-1235
      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the SEC on November 21, 2005 (the “Schedule 14D-9”) by G REIT, Inc. (the “Company”). The Schedule 14D-9 relates to the offer by Sutter Opportunity Fund 3, LLC; MPF Income Fund 21, LLC; MPF DeWaay Fund 3, LLC; MPF Income Fund 23, LLC; MP Falcon Growth Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; Steven Gold; MPF-NY 2005, LLC; Moraga Gold, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, “MPF”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2005 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 7, 2005 (“Schedule TO Amendment” and, together with the Original Schedule TO, the “Schedule TO”).
      In the Original Schedule TO, MPF offered to purchase up to 1,000,000 shares of the Company’s common stock (the “Shares”) at $7.00 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and December 12, 2005 or such other date to which the offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) that were attached as exhibits. MPF subsequently filed the Schedule TO Amendment, increasing to 2,200,000 the number of Shares it offered to purchase, and filed the related Addendum to Offer to Purchase (the “Offer to Purchase Addendum”) as an exhibit to the Schedule TO Amendment (the Offer to Purchase and the Letter of Transmittal, as supplemented and amended by the Offer to Purchase Supplement, together constitute the “Offer”).
      The purpose of this amendment is to amend and supplement the disclosure regarding the Board’s recommendation concerning the Offer. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information
      The Schedule 14D-9 is hereby amended by deleting paragraph (v) of subsection (b) of Item 4 of the Schedule 14D-9 and replacing it with the following:

“(v) The Company has not conducted a formal valuation analysis of the Shares specifically in response to the Offer. However, as previously disclosed, the Board has considered and continues to consider a variety of potential strategic initiatives for the Company in an effort to maximize stockholder value. In connection with this continuing effort, the Company has recently examined the value of the Company’s assets, including their potential liquidation value. While there can be no assurance as to whether or when any strategic initiatives may occur, as a result of its recent analyses the Board believes that the $7.00 per Share ($6.88 per Share, as adjusted) offered by MPF does not reflect the fair value of the Shares.”
      The Schedule 14D-9 is hereby further amended by adding the following sentences at the end of paragraph (vii) of subsection (b) of Item 4 of the Schedule 14D-9:

“For example, a larger stockholder may lobby for strategic actions that benefit such stockholder disproportionately than they benefit other stockholders. In addition, the Company’s continuing qualification and taxation as a real estate investment trust, or REIT, depends in part on the Company complying with certain ownership limits that prevent stockholders from acquiring specified percentages of the Company’s stock. Under certain circumstances the Company may be required to incur costs and take actions to ensure continued compliance with the REIT requirements.”

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G REIT, INC.

By:	/s/ Anthony W. (“Tony”) Thompson

Name: Anthony W. (“Tony”) Thompson

Title:	Chairman, President and Chief

Executive Officer
Dated: December 12, 2005

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